EXHIBIT 99.1

FirstService Reports Second Quarter Results

Colliers International Delivers 19% Growth Overall; 29% in the US

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2012	2011	2012	2011

Revenues (millions)	$593.2	$565.5	$1,083.2	$1,043.9
Adjusted EBITDA (millions) (note 1)	41.2	46.8	52.0	69.4
Adjusted EPS (note 2)	0.45	0.54	0.35	0.68

TORONTO, July 25, 2012 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX:FSV) (Nasdaq:FSRV) (TSX:FSV.PR.U) today reported results for its second quarter ended June 30, 2012. All amounts are in US dollars.

Revenues for the second quarter were $593.2 million, a 5% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) was $41.2 million, relative to $46.8 million and Adjusted EPS (note 2) was $0.45, versus $0.54 reported in the prior year quarter. GAAP EPS was $0.28 per share in the quarter, versus $0.11 for the same quarter a year ago.

For the six months ended June 30, 2012, revenues were $1.1 billion, a 4% increase relative to the comparable prior year period, Adjusted EBITDA was $52.0 million relative to $69.4 million and Adjusted EPS was $0.35, versus $0.68 reported in the prior year period. GAAP EPS for the six month period was a loss of $0.27, compared to a loss of $0.22 in the prior year period.

"Second quarter results reflect very strong year over year gains in revenues and Adjusted EBITDA at Colliers International and another quarter of solid year over year growth at FirstService Residential. As expected, results in Property Services were down relative to the prior year as a result of continued weakness in foreclosure services," said Jay S. Hennick, Founder and Chief Executive Officer of FirstService. "Colliers International results were particularly strong in the US where they were up 29% over the prior year, building on our successful investments in management infrastructure, recruiting and corporate solutions during the past couple of years. FirstService Residential continued to advance its position as North America's largest manager of multi-family residential properties. As long as market conditions remain stable, we expect to finish the year up over last year with growth in revenues, Adjusted EBITDA and Adjusted EPS," he concluded.

About FirstService Corporation

FirstService Corporation is a global leader in the rapidly growing real estate services sector, providing a variety of services in commercial real estate, residential property management and property services. As one of the largest property managers in the world, FirstService manages more than 2.3 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International, one of the largest global players in commercial real estate; FirstService Residential Management, the largest manager of residential communities in North America; and Property Services, one of North America's largest providers of property-related services delivered through franchise and contractor networks.

FirstService generates over $2.3 billion in annual revenues and has more than 23,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results

Commercial Real Estate Services revenues totalled $291.6 million for the second quarter, up 19% relative to the prior year quarter. Revenue growth was comprised of 10% internal growth measured in local currencies, a 3% unfavourable impact from foreign currency translation and 12% growth from the recent Colliers UK acquisition. Internal growth was driven by year over year increases in lease brokerage, appraisal and property management, particularly in the Americas region. Adjusted EBITDA was $17.9 million, up from $11.1 million reported in the prior year quarter.

Residential Property Management revenues were $214.1 million for the second quarter, up 9% relative to the prior year quarter. Revenue growth was comprised of 5% internal growth and 4% from recent acquisitions. Adjusted EBITDA for the quarter was $18.8 million compared to $17.9 million in the prior year period.

Property Services revenues totalled $87.5 million, down 29% from $124.0 million in the prior year period, with a 39% reduction in revenues in the property preservation and distressed asset management operations. Revenues declined slightly at the Company's property services franchise brands. Adjusted EBITDA for the second quarter was $8.6 million versus $21.1 million in the prior year quarter.

Corporate costs were $4.8 million in the third quarter, relative to $3.8 million in the prior year period, with the increase attributable to a one-time accrual for a loss under the Company's self-insurance program.

Conference Call

FirstService will be holding a conference call on Wednesday, July 25, 2012 at 11:00 a.m. Eastern Time to discuss the quarter's results. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the "Investors / Newsroom" section.

Forward-looking Statements

This press release includes or may include forward-looking statements. Forward-looking statements include the Company's financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company's services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company's filings with applicable Canadian and United States securities regulatory authorities (which factors are adopted herein).

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's quarterly financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes

1. Reconciliation of net earnings to Adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense and (vii) reorganization charges. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company's overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company's service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2012	2011	2012	2011

Net earnings	$14,649	$10,932	$3,812	$9,642
Income tax	6,567	12,041	3,861	16,496
Other expense (income)	(125)	862	(288)	1,939
Interest expense, net	4,266	4,305	8,773	8,686
Operating earnings	25,357	28,140	16,158	36,763
Depreciation and amortization	12,253	13,356	24,722	25,426
Acquisition-related items	2,874	502	9,427	1,374
Stock-based compensation expense	707	476	1,715	1,542
Reorganization charge	--	4,338	--	4,338
Adjusted EBITDA	$41,191	$46,812	$52,022	$69,443

2. Reconciliation of net earnings (loss) attributable to common shareholders and net earnings (loss) per common share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) reorganization charges and (vi) deferred income tax valuation allowances related to tax loss carry-forwards. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted diluted net earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings (loss) attributable to common shareholders to adjusted net earnings and of diluted net earnings (loss) per common share to adjusted earnings per common share appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2012	2011	2012	2011

Net earnings (loss) attributable to common shareholders	$8,360	$3,360	$(8,047)	$(6,517)
Non-controlling interest redemption increment	(537)	1,739	3,096	7,555
Acquisition-related items	2,874	502	9,427	1,374
Amortization of intangible assets	4,490	5,773	9,288	10,707
Stock-based compensation expense	707	476	1,715	1,542
Reorganization charge	--	4,338	--	4,338
Income tax on adjustments	(1,858)	(3,568)	(3,951)	(5,680)
Deferred income tax valuation allowance	--	4,731	--	9,005
Non-controlling interest on adjustments	(340)	(734)	(864)	(1,277)
Adjusted net earnings	$13,696	$16,617	$10,664	$21,047

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2012	2011	2012	2011

Diluted net earnings (loss) per common share	$0.28	$0.11	$(0.27)	$(0.22)
Non-controlling interest redemption increment	(0.02)	0.06	0.10	0.25
Acquisition-related items	0.08	0.02	0.29	0.05
Amortization of intangible assets, net of tax	0.09	0.11	0.19	0.21
Stock-based compensation expense, net of tax	0.02	0.01	0.04	0.03
Reorganization charge	--	0.09	--	0.09
Deferred income tax valuation allowance	--	0.14	--	0.27
Adjusted earnings per common share	$0.45	$0.54	$0.35	$0.68

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings (Loss)
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
(unaudited)	2012	2011	2012	2011

Revenues	$593,193	$565,472	$1,083,249	$1,043,854

Cost of revenues	386,832	355,819	717,977	656,433
Selling, general and administrative expenses	165,877	167,655	314,965	323,858
Depreciation	7,763	7,583	15,434	14,719
Amortization of intangible assets	4,490	5,773	9,288	10,707
Acquisition-related items (1)	2,874	502	9,427	1,374
Operating earnings	25,357	28,140	16,158	36,763
Interest expense, net	4,266	4,305	8,773	8,686
Other expense (income)	(125)	862	(288)	1,939
Earnings before income tax	21,216	22,973	7,673	26,138
Income tax (2)	6,567	12,041	3,861	16,496
Net earnings	14,649	10,932	3,812	9,642
Non-controlling interest share of earnings	4,366	3,307	3,843	3,553
Non-controlling interest redemption increment	(537)	1,739	3,096	7,555
Net earnings (loss) attributable to Company	10,820	5,886	(3,127)	(1,466)
Preferred share dividends	2,460	2,526	4,920	5,051
Net earnings (loss) attributable to common shareholders	$8,360	$3,360	$(8,047)	$(6,517)

Net earnings (loss) per common share
Basic	$0.28	$0.11	$ (0.27)	$ (0.22)

Diluted	$0.28	$0.11	$ (0.27)	$ (0.22)

Adjusted earnings per common share (3)	$0.45	$0.54	$0.35	$0.68

Weighted average common shares (thousands)
Basic	30,029	30,093	30,006	30,184
Diluted	30,355	30,615	30,366	30,701

Notes to Condensed Consolidated Statements of Earnings (Loss)

(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense, transaction costs related to the Colliers International UK acquisition and a reclassification of accumulated other comprehensive earnings related to Colliers International UK.

(2) Income tax expense for the three months ended June 30, 2011 includes a $4,731 valuation allowance related to deferred income tax assets; income tax expense for the six months ended June 30, 2011 includes a $9,005 valuation allowance.

(3) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	June 30, 2012	December 31, 2011

Assets
Cash and cash equivalents	$77,037	$97,799
Restricted cash	5,106	4,493
Accounts receivable	316,268	286,019
Inventories	18,431	11,831
Prepaid expenses and other current assets	65,155	50,062
Current assets	481,997	450,204
Other non-current assets	21,058	17,028
Fixed assets	94,032	94,150
Deferred income tax	96,990	87,940
Goodwill and intangible assets	577,047	584,396
Total assets	$1,271,124	$1,233,718

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$325,268	$354,220
Other current liabilities	32,649	23,657
Long-term debt - current	37,121	216,373
Current liabilities	395,038	594,250
Long-term debt - non-current	341,645	100,042
Convertible unsecured subordinated debentures	77,000	77,000
Other liabilities	41,028	39,243
Deferred income tax	37,295	38,160
Non-controlling interests	138,678	141,404
Shareholders' equity	240,440	243,619
Total liabilities and equity	$1,271,124	$1,233,718

Supplemental balance sheet information
Total debt	$455,766	$393,415
Total debt excluding convertible debentures	378,766	316,415
Total debt, net of cash	378,729	295,616
Total debt excluding convertible debentures, net of cash	301,729	218,616

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2012	2011	2012	2011

Cash provided by (used in)

Operating activities
Net earnings	$14,649	$10,932	$3,812	$9,642
Items not affecting cash:
Depreciation and amortization	12,253	13,356	24,722	25,426
Deferred income tax	(3,289)	(555)	(10,486)	(1,321)
Other	3,686	1,830	4,678	4,820

Net cash provided by operating activities before changes	27,299	25,563	22,726	38,567

Changes in working capital	(9,262)	(1,438)	(58,994)	(63,594)
Net cash provided by (used in) operating activities	18,037	24,125	(36,268)	(25,027)

Investing activities
Acquisition of businesses, net of cash acquired	(554)	(8,689)	(13,205)	(9,873)
Purchases of fixed assets	(7,429)	(7,828)	(14,299)	(13,172)
Other investing activities	579	30	451	(474)
Net cash used in investing activities	(7,404)	(16,487)	(27,053)	(23,519)

Financing activities
Increase (decrease) in long-term debt, net	6,417	(7,002)	62,351	50,943
Purchases of non-controlling interests	(2,592)	(59)	(1,631)	(1,497)
Dividends paid to preferred shareholders	(2,460)	(2,526)	(4,920)	(5,051)
Other financing activities	(2,596)	(2,369)	(13,668)	(16,512)
Net cash (used in) provided by financing activities	(1,231)	(11,956)	42,132	27,883

Effect of exchange rate changes on cash	(362)	596	427	1,908

Increase (decrease) in cash and cash equivalents	9,040	(3,722)	(20,762)	(18,755)

Cash and cash equivalents, beginning of period	67,997	85,326	97,799	100,359

Cash and cash equivalents, end of period	$77,037	$81,604	$77,037	$81,604

Segmented Revenues, Adjusted EBITDA and Operating Earnings
(in thousands of US dollars)

	Commercial	Residential
	Real Estate	Property	Property
(unaudited)	Services	Management	Services	Corporate	Consolidated

Three months ended June 30

2012
Revenues	$291,635	$214,052	$87,455	$51	$593,193
Adjusted EBITDA	17,879	18,826	8,597	(4,818)	40,484
Stock-based compensation					707
					41,191
Operating earnings	10,725	12,768	6,599	(4,735)	25,357

2011
Revenues	$245,731	$195,657	$124,042	$42	$565,472
Adjusted EBITDA	11,086	17,929	21,138	(3,817)	46,336
Stock-based compensation					476
					46,812

Operating earnings	4,053	14,474	13,491	(3,878)	28,140

	Commercial	Residential
	Real Estate	Property	Property
	Services	Management	Services	Corporate	Consolidated

Six months ended June 30

2012
Revenues	$504,905	$405,941	$172,301	$102	$1,083,249
Adjusted EBITDA	15,911	30,984	11,471	(8,059)	50,307
Stock-based compensation					1,715
					52,022
Operating earnings	(3,644)	20,836	7,203	(8,237)	16,158

2011
Revenues	$441,330	$363,891	$238,551	$82	$1,043,854
Adjusted EBITDA	13,659	29,383	32,397	(7,538)	67,901
Stock-based compensation					1,542
					69,443

Operating earnings	685	21,271	22,472	(7,665)	36,763
CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO

         D. Scott Patterson
         President & COO

         John B. Friedrichsen
         Senior Vice President & CFO

         (416) 960-9500